LIMITED LIABILITY COMPANY AGREEMENT

OF

PROCESS MORTGAGE, LLC

Effective May 1, 2019

**LIMITED LIABILITY COMPANY AGREEMENT OF
PROCESS MORTGAGE, LLC**

This Limited Liability Company Agreement (this **"Agreement"**) is made and effective May 1, 2019 (**"Effective Date"**) by and between Movement Joint Ventures, LLC, a Delaware limited liability company (**"MJV"**), Processing, LLC, a Virginia limited liability company (**"Processing"**), CAMX2, LLC, a Delaware limited liability company (**"CAMX2"**), and L.I.F.E. Events, LLC, a Virginia limited liability company ("**L.I.F.E.**"). "L.I.F.E." and, together with CAMX2, Processing and MJV, collectively the **"Members"**).

The following Schedules and Attachments are a part of this Agreement:

Schedule # 1 – Capital Contributions and Units as of Effective Date

BACKGROUND

The Members have formed a Delaware limited liability company under the name of Process Mortgage, LLC (the **"Company"**), as evidenced by the filing of a Certificate of Formation of a Limited Liability Company with the appropriate authorities on or about September 20, 2018. The Members wish to set forth in this Agreement all of the provisions by which they will conduct the Company.

The Members formed the Company in order for the Company to operate the Business (as defined below).

NOW, THEREFORE, in consideration of the mutual promises contained in this Agreement, and intending to be legally bound, the parties hereby agree as follows:

SECTION 1
DEFINITIONS

The following terms used in this Agreement shall be defined as follows. Additional definitions may be found in the Sections of this Agreement to which they pertain:

1.1   "Affected Member" means a Member who commits an act or omission qualifying as a Purchase Event, or to which a Purchase Event otherwise occurs. In the case of a Cause Event attributable to a BrokCo Member, the Affected Member shall be BrokCo.

1.2   "Affected Units" means all Units held by the Affected Member.

1.3   "Affiliate", when used in connection with an entity, means (a) a 10% or greater direct or indirect owner of such entity; (b) a second entity directly or indirectly owned 10% or more by such entity; (c) any individual or entity that controls or is controlled by such entity; and, when used in connection with a Member, any direct or indirect owner of such Member.

1.4   "Board" means the Board of Managers of the Company elected and serving as set forth in this Agreement.

1.5   "Book Value" means the book value of the Company as of the closing date of any purchase hereunder, as determined under GAAP.

1.6   "BrokCo Agreement" means the operating agreement among the BrokCo Members governing the operations of BrokCo, which shall, among other things, contain the provisions described in Section 12.3 and any other Section of this Agreement prescribing the terms thereof.

1.7   "BrokCo Interest" means units of any interest in BrokCo held by a BrokCo Member.

1.8   "BrokCo Members" means, collectively, the members of BrokCo, who are in turn indirect members of the Company, which shall be amended from time to time in accordance with this Agreement to reflect the then current BrokCo Members.

1.9   "Budget" See Section 10.13.

1.10   "Business" means the Company's business of offering residential mortgage loan products to customers or potential customers of each Participating Broker or other members of the public, with the primary focus being customers of the Participating Brokers, together with the performance of related activities.

1.11   "Capital Account" means, with respect to any Member, the capital account maintained for the Members in accordance with Regulations. The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with those Regulations. The Managers also shall make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet as computed for book purposes in accordance with Section 1.704-1(b)(2)(iv)(q) of the Regulations.

1.12   "Capital Call" See Section 6.5.

1.13   "Capital Contributions" means, with respect to any Member, the amount of money, and the initial gross asset value of any property other than money, adjusted for liabilities, which is contributed to the Company by that Member.

1.14   "Capital Recalculation Principles" means adjustment of the Members' Unit Percentages by assigning to each Member a Unit Percentage equal to the total Capital Contributions made by each Member divided by the total Capital Contributions made by all Members, in each case taking into account any Capital Contributions made in response to a Capital Call.

1.15 "Cause", with respect to any Member, means (a) a breach of the confidentiality covenant contained in this Agreement or in the BrokCo Agreement; (b) an attempt to transfer interests in the Company in violation of this Agreement; (d) an act or omission bringing disrepute in the business sector on the Company, or a direct or indirect member thereof; (e) acts or omissions in material violation of regulatory requirements applicable to the Company or a direct or indirect member thereof; and (f) a BrokCo Member's Dissociation from BrokCo without giving the advance notice required under this Agreement and the BrokCo Agreement.

1.16 "Cause Event" means any event giving rise to Cause.

1.17 "Code" means the Internal Revenue Code of 1986, as amended from time to time.

1.18 "Company" See Background.

1.19 "Contributing Member" See Section 6.5.

1.20 "Disposing Member" See Section 12.6.

1.21 "Dissociation" means the voluntary termination by a Member of the Member's association with, or the Member's performance of services for, the Company or BrokCo, as the case may be.

1.22 "Distributable Net Income" means the net income of the Company minus amounts of income sufficient to (a) satisfy any applicable regulatory net worth requirements as soon as practicable after the Effective Date, and maintain net worth at such level thereafter; (b) satisfy any capital leverage ratio requirements provided by warehouse lenders; (c) fund business expansion opportunities approved by the Board; and (d) fund the working capital needs of the Company.

1.23 "Effective Date" See Preamble.

1.24 "FHA Person" See Section 9.5.6.

1.25 "Fiscal Year" means the twelve-month period ending on December 31st.

1.26 "GAAP" means generally accepted accounting principles as practiced in the United States, consistently applied.

1.27 "Governmental Authorities" means Licensing Authorities, HUD and any other governmental entity possessing the authority to regulate any of the activities of the Company.

1.28 "HUD" means the U.S. Department of Housing and Urban Development.

1.29 "Licensing Authority" means any governmental entity possessing the authority to regulate the Company's mortgage lending activities.

1.30 "Losses" See Section 7.2.

1.31   "Majority Vote" means the vote of Members holding 40% of the Voting Units.

1.32   "Managers" refers to the statutory managers of the Company who are elected and serving as such under Section 9.2.

1.33   "Member Indemnified Person" See Section 14.1.1.

1.34   "Members" See Preamble.

1.35   "Movement Mortgage" means Movement Mortgage, LLC, a Delaware limited liability company.

1.36   "Non-Affected Member" means the Members holding Voting Units other than the Affected Member.

1.37   "Non-Contributing Member" See Section 6.5.

1.38   "Non-Voting Member" means any Member holding Non-Voting Units.

1.39   "Non-Voting Units" means Units that carry the same rights as Voting Units, except for the right to vote.

1.40   "Notice" See Section 19.

1.41   "Offered Units" See Section 12.6.

1.42   "Offer Notice" See Section 12.6.

1.43   "Participating Brokers" means, collectively, the brokers who are BrokCo Members.

1.44   "Parties" See Preamble.

1.45   "Person" means an individual or any type of entity, including a trust.

1.46   "Profits" See Section 7.2.

1.47   "Proprietary Information" See Section 10.14.

1.48   "Pro Rata" means in accordance with the Members' Units or the BrokCo Members' BrokCo equity interests, as the context requires.

1.49   "Purchase Event" means (a) the liquidation or dissolution of a Member; (b) the bankruptcy of a Member, or an assignment by a Member for the benefit of its creditors; (c) a Cause Event pertaining to a Member; (d) Dissociation of a Member; or (e) death of an individual Member.

1.50   "Purchase Event Date" means (a) if the Purchase Event is liquidation or dissolution of a Member, the date thereof; (b) if the Purchase Event is bankruptcy or an assignment for the benefit of creditors, the date of assignment or bankruptcy filing that gave rise to the Purchase Event; (c) if the Purchase Event is a Cause Event, the first date that the existence of the Cause Event becomes known to the Non-Affected Member; (d) if the Purchase Event is Dissociation, the effective date of the Dissociation; or (e) if the Purchase Event is death of an individual Member, the date of death.

1.51   "Purchase Option" means the right, but not the obligation, to purchase Units for the Purchase Price on the Purchase Terms. A Purchase Option expires unless properly exercised within the assigned period thereof. A Purchase Option is properly exercised by written notice to the Affected Member within the period thereof. An Affected Member shall not have the right to vote on whether the Company will exercise any Purchase Option granted to the Company to purchase that Affected Member's Units.

1.52   "Purchase Price" means the Book Value of the Company multiplied by the Unit Percentage being purchased.

1.53   "Purchase Terms" means ten percent (10%) of the Purchase Price at closing, with the balance evidenced by the buyer's promissory note providing for 60 equal, consecutive self-amortizing payments including interest at an annual rate equal to the "applicable Federal rate" for mid-term obligations as provided under Code section 1274(d).

1.54   "Regulations" means the income tax regulations promulgated under the Code.

1.55   "Required Additional Capital Contribution" See Section 6.5.

1.56   "Transfer" refers to any voluntary or involuntary transfer, sale, donation, pledge, hypothecation, encumbrance, or other disposition of Units.

1.57   "Uniform Act" means the Delaware Limited Liability Company Act, as now amended and as further amended from time to time.

1.58   "Unit" means a unit of interest in the equity of the Company issued to a Member and includes both Voting Units and Non-Voting Units. The Units of the Members as of the Effective Date are set forth on Schedule #1.

1.59   "Unit Percentage" means, as to any Member, the percentage of the total outstanding Units held by that Member.

1.60   "Voting Member" means a Member who holds Voting Units.

1.62   "Voting Units" means Units that confer to their holders the full array of ownership rights, including but not limited to the right to receive distributions, the right of access to Business records, and the right to vote.

SECTION 2
FORMATION OF COMPANY

The Members have formed the Company as a limited liability company under, and this Agreement shall be governed by, the terms of the Uniform Act. The Company has filed Articles of Organization as required by the Uniform Act and shall file any certificates or amendments required by the Uniform Act or similar statutes.

SECTION 3
NAME, PLACE OF BUSINESS, OFFICE AND AGENT

3.1   Name. The business of the Company shall be conducted under the name "Process Mortgage, LLC" or any other or additional names as the Managers determine.

3.2   Place of Business, Office, and Agent. The principal place of business and registered office of the Company shall be 1833 Republic Rd, Ste 104, Virginia Beach, VA 23452. The name of the registered agent shall be The Corporation Trust Company located at Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The Company may also have a place of business at another place or places that the Managers determine. For the purpose of enabling the Company to originate mortgage loans, and subject to compliance with all applicable state and federal laws and regulations, and the rules and regulations of any Licensing Authority, the Company shall occupy such office space and facilities as determined jointly by the Board of Managers.

SECTION 4
PURPOSES OF THE COMPANY

The purposes of the Company are:

4.1   Operations. To acquire, operate, dispose of and otherwise deal with the Business.

4.2   Other. To do all other things necessary, desirable or conducive to the accomplishment of the purposes of the Company or otherwise contemplated by this Agreement, and to engage in any activity which limited liability companies may conduct under the laws of the State of Delaware.

SECTION 5
TERM OF COMPANY

The term of the Company shall continue until the Company is dissolved in accordance with Section 15. Notwithstanding anything contained herein, the Company shall not terminate until any and all FHA insured mortgages it holds or services, if any, until they have been transferred to another FHA approved mortgagee.

SECTION 6
CAPITAL CONTRIBUTIONS; UNITS

      6.1   Initial Capital. The initial Capital Contributions of each Member are reflected on Schedule #1. In return, each Member has been credited with the Units reflected on Schedule #1.

      6.2   Withdrawal of Capital. No Member shall have the right to withdraw any part of his Capital Contribution or receive any distribution, except in accordance with the provisions of this Agreement. No interest shall be paid on any Capital Contribution.

      6.3   Company Debts, Etc. Except as otherwise provided in this Agreement: (a) no Member shall be liable personally for any of the debts of the Company; (b) no Member shall have any personal liability for the repayment of the Capital Contributions of any other Member; and (c) no Member shall have any priority over any other Member with respect to the return of Capital Contributions.

      6.4   Deficit Capital. No Member shall have any obligation to eliminate a deficit balance in his Capital Account or to bring his Capital Account into any particular parity with other Members' Capital Accounts at any time merely in order to eliminate such deficit balances or to create such parity. This Section 6.4 shall not be interpreted to limit an obligation a Member may have incurred under any other provision of this Agreement.

      6.5   Additional Capital Contributions. Once the Board has determined the total amount of additional Capital Contributions so required, the Board shall give each Member Notice requesting the Member to contribute its Pro Rata share thereof (the **"Required Additional Capital Contribution"**) within thirty business days from the date of such Notice. If for any reason any Member does not make its Required Additional Capital Contribution when due (the **"Non-Contributing Member"**), then (y) the other Member (the **"Contributing Member"**) may make up the deficiency through a further capital contribution or a loan to the Company on commercially reasonable terms; and (z) the Non-Contributing Member's Units in the Company shall be diluted using the Capital Recalculation Principles, except that such principles shall be applied by taking into account the Members' revised Capital Contributions to the Company after consideration of the Members' respective participation or non-participation in the Capital Call at the Company level.

      6.6   No Other Additional Capital Contributions Required. Except under the procedure provided in Section 6.5, no Member shall be required to make additional Capital Contributions.

      6.7   Overview of Units. Units held by MJV and BrokCo shall be Voting Units or Non-Voting Units. Any additional Units held by other individuals or entities shall be Non-Voting Units.

SECTION 7
ALLOCATION OF PROFITS, LOSSES & OTHER COMPANY ITEMS

7.1   In General. Profits and Losses for any Fiscal Year shall be allocated to the Members on a Pro Rata basis.

7.2   Definitions. **"Profits"** and **"Losses"** shall mean the net profit or net loss reported by the Company on its federal income tax return for the period as determined under Code Section 703, plus any tax-exempt income and minus any non-deductible expenses.

SECTION 8
DISTRIBUTIONS

Distributions of Distributable Net Income. Distributions shall be made by approval by the Board and shall be made Pro Rata to the Members on a monthly basis.

SECTION 9
RIGHTS, POWERS & DUTIES OF THE MANAGERS

9.1   Management. The business and affairs of the Company shall be carried on and managed by the Board of Managers (the "**Board**"), who shall have full, exclusive and complete discretion with respect thereto, except as otherwise provided by law, ordinance or relevant regulatory requirements. The Managers shall use their best efforts to carry out the purposes and business of the Company and shall devote to the Business such time as they shall determine, in their sole discretion, to be necessary for the performance of their obligations as Managers of the Company.

9.2   Composition of Board. The Board shall be composed of three (3) Managers, two of whom shall be elected by MJV and the third of whom shall be elected by BrokCo. In the case of any vacancy on the Board, the same Member that had elected the former Manager shall elect his successor.

9.3   Board Action; Meetings, Etc.

9.3.1   In General. Except as otherwise provided in this Agreement, a vote of at least two (2) of the Managers shall be required to constitute the action of the Board.

9.3.2   Action Without a Meeting. Any action required or permitted to be taken at any meeting of the Managers, or any committee designated by the Managers, may be taken without a meeting if a consent of the majority of the Board in writing, setting forth the action is so taken. Prompt notice of the taking of the action without a meeting by less than a unanimous written consent shall be given by the Company to those Managers who have not consented in writing, and the writing or writings shall be filed with the minutes of proceedings of the Managers.

9.3.3 <u>Telephonic Conference Meeting</u>. Subject to the requirement for notice of meetings, a Manager, or member of any committee designated by the Managers, may participate in a meeting of such Managers or committee, as the case may be, by means of a conference telephone, and participation in such a meeting shall constitute presence in person at such meeting.

9.4 <u>Powers</u>. Except as otherwise provided in Section 9.5, the Managers shall have all powers which they deem necessary or appropriate to carry out the purposes and the business of the Company, and, except as otherwise provided by Delaware law, they shall possess and enjoy all of the rights and powers of a Manager of a limited liability company under the laws of the State of Delaware, including the power:

9.4.1 To negotiate, execute, deliver and perform on behalf of, and in the name of, the Company all contracts, agreements, deeds, assignments, deeds of trust, mortgages, leases, subleases, promissory notes and other evidences of indebtedness, bills of sale, financing statements, security agreements, and any and all other instruments necessary or incidental to the business of the Company or the carrying out of the provisions of this Agreement;

9.4.2 To develop and approve annually a Budget for the Company, and to modify the same appropriately;

9.4.3 To enter into, make and perform or supervise the performance of such contracts, agreements and other undertakings, and to do such other acts as may be necessary or advisable for the conduct of the business of the Company, including leases, contracts, agreements, undertakings and other transactions with any Member.

9.4.4 To sell, transfer, assign, convey, lease, sublet, mortgage or otherwise dispose of or deal with, in whole or in part, any one or more of the assets of the Company or all or substantially all of the assets of the Company;

9.4.5 To employ or otherwise engage such persons as the Managers deem advisable, including attorneys, accountants, brokers or employees, and also including individuals or entities who may be Members or affiliated with or employed or engaged by Members;

9.4.6 To delegate to the Manager or other appropriate Company officer the power to open, maintain and close bank accounts and to draw checks and other orders for the payment of money;

9.4.7 To perform all acts required by this Agreement, and to take all other acts which the Managers determine to be necessary or appropriate to carry out the provisions of this Agreement; and

9.4.8 To issue additional Units or admit additional Members to the Company

9.5 <u>Other Duties of Managers</u>. The Managers shall:

9.5.1   Have no greater priority in their activities than the management of the Company;

9.5.2   Have the authority to deal with Governmental Authorities with respect to the Business;

9.5.3   Satisfy all regulatory and other requirements of any Governmental Authority

9.5.4   Ensure that all Company officers and all employees of the Company meet all requirements of HUD and any other Governmental Authority;

9.5.5   Report all changes in the Business of the Company that the rules and regulations of any Governmental Authority require to be reported from time to time.

9.5.6   If the Company holds any FHA loans and the Member status of the person principally responsible for FHA matters (the "**FHA Person**") is terminated, the Company shall within 30 days replace the FHA Person with an existing Member or other person qualified in FHA matters pursuant to FHA guidelines.

9.6   Authority to Bind the Company. Only the Managers, officers of the Company and agents authorized by it to act on behalf of the Company shall have the authority to bind the Company. No Member or any of its affiliates shall take any action to bind the Company unless authorized pursuant to this Agreement. The Managers have the right, power, and authority to do anything or perform any act on behalf of the Company in carrying out the decisions of the Board of Managers, including executing and delivering any documents or agreements on behalf of the Company. The Managers' acts for the purpose of apparently carrying on, in the usual way, the business or affairs of the Company shall be deemed to be within the Managers' power and authority, and no Person, including a bank or other lending institution, dealing with the Company shall have any obligation to inquire into the power or authority of the Managers acting on behalf of the Company.

9.7   Retention of Consultants, Etc. The Managers may, or may cause the Company to, employ or retain Persons (including affiliates of a Member) for the operation thereof, including supervisors, managing agents, employees, appraisers, and other experts, on terms and at compensation as is typical for the services rendered; provided that any contract for goods or services to be furnished to the Company by a Member or any of its Affiliates shall be on terms no more favorable to the Member or Affiliate than similar contracts with unrelated parties.

9.8   Liability. The Managers shall not be liable to the Company or to any Member for (1) the performance, or the omission to perform, any acts if in good faith the Managers determined that such course of conduct was in the best interests of the Company and such course of conduct did not constitute fraud or reckless or intentional misconduct, (2) the termination of the Company and this Agreement pursuant to the terms hereof, and (3) the performance, or the omission to perform, any acts in good faith reliance on advice of legal counsel, accountants or other professional consultants to the Company.

9.9   Indemnity. The Company, its receiver or its trustee shall indemnify, defend and hold the Members, and their respective successors and assigns, harmless from and against any claims, suits, demands, losses, judgments, liabilities, costs and expenses (including reasonable attorneys' fees) arising from or connected with the Company, or any act or omission of the Members in such capacity or connected with the Company (including claims, suits or demands by a Member), and amounts paid in settlement of any of the foregoing, provided that the same were not the result of fraud or reckless or intentional misconduct on the part of the Members.

SECTION 10
AFFIRMATIVE AND NEGATIVE COVENANTS, ETC.

10.1   Licensing. The Board shall cause the Company to obtain and maintain from all relevant Licensing Authorities, and from HUD, all necessary regulatory approvals, registrations, licenses and permits, including any necessary mortgage lending and mortgage broker licenses and approval as a HUD mortgagee or correspondent.

10.2   Notice of Change of Managers. The Company shall report any change in the identity of the Managers to any Governmental Authority that requires notice of such change.

10.3   Employees. The Board shall hire, on a full-time and/or exclusive basis if desirable, those employees who are reasonably necessary to conduct the operations and affairs of the Company and are required under the rules and regulations of each Licensing Authority. No Participating Broker shall have authority to hire any employee or engage any agent, in either case, for the Company. All employees of the company shall satisfy all requirements and qualifications of any Licensing Authority.

10.4   RESPA Compliance. Neither the Company nor its Members shall participate in any activity that violates RESPA or any other applicable law or regulation. The Company shall not engage in any prohibited activities for a federally regulated mortgage company or its subsidiaries and shall obtain any required regulatory approvals for a federally regulated mortgage company before commencing any activity. Each Member shall take all other steps required of that Member for it and the Company to comply with RESPA, all other applicable federal or state statutes and regulations and the rules and regulations of each Licensing Authority. As a Federally supervised mortgage company, the Company and its Members consent to supervision and examination by the Consumer Financial Protection Bureau, HUD, VA, and any other agency with Federal jurisdiction.

10.5   RESPA Training. Each Member and any Affiliate associated with such Member must conduct any trainings, implement policies and enforce any prohibitions that the Company has an objective basis to believe is reasonably necessary to effectuate the policies and procedures adopted by the Company to facilitate compliance with RESPA. By execution of this Agreement, the Members are agreeing to undertake such actions as needed. It is further agreed that if any Member is or becomes unwilling or unable to facilitate such actions with respect to their Affiliates, such Member will be required to withdraw as a Member and such Members' interests will be purchased by the Company at fair market value and can be redistributed to the remaining Members Pro Rata.

10.6   Compliance Officer. The Board shall at all times cause the Company to hire either a consultant or employee to serve the role as a Compliance Officer for the Company.

The Compliance Officer's shall be given the requisite authority and responsibility to ensure the Company operates in accordance with state and federal laws related to mortgage lending, including but not limited to the maintenance of appropriate policies and procedures, training, and monitoring, and the implementation of such protocols that are reasonably calculated to ensure that no Member, Representative, Manager, Affiliate, or Company employee engages in any act designed directly or indirectly to unlawfully steer consumers into retaining the Company's services or otherwise violate RESPA.

10.7   Non-Solicitation of Employees. No Member or Affiliate thereof shall, while a Member and for the one-year period after ceasing to be a Member, directly or indirectly, hire any employee of the Company or Movement Mortgage, or solicit any employee of the Company or Movement Mortgage for the purpose of hiring or inducing them to leave their employment with the Company or Movement Mortgage, unless agreed to in writing by a majority of the Board.

10.8   Non-Utilization of Company Name. During the existence of the Company and for a period of two (2) years after the dissolution of the Company, no Member shall utilize the name of the Company for the purpose of creating a new entity.

10.9   Other Activities of Members. No Member shall be accountable to Company or to any other Member for any activity or business except for the business of Company. No Member shall have any right by virtue of this Agreement or by its status as a Member to be apprised of the independent business or activities of any other Member, nor to be allowed to participate therein or to the income or profits derived therefrom. No Member shall be required to devote full time to Company, but only so much time as may be necessary to accomplish the purposes of Company and the duties specifically set forth in any agreements related to Company.

10.10   Office Space. The Members and/or the BrokCo Members may lease to the Company in their offices, as determined by the Board of Managers, space from which the Company may conduct its business. Such space shall be separately identified and segregated in a manner required by all applicable laws and regulations. Rental rates charged to the Company by a Member shall be set at rates that are able to be independently validated as reflecting the fair market value for comparable space in the area in which each office is located. Any such lease arrangements shall be set forth in separate written lease agreements to be agreed upon and executed between the lessor and the Company.

10.11   Disclosure to Customers. If a Member or an Affiliate of a Member refers one or more of its customers to the Company, that Member shall provide the customer with any affiliated business arrangement disclosure forms required under RESPA, no later than the time of the referral, and any other disclosure forms required under applicable federal or state statutes and regulations, no later than the time required by law.

10.12   No Requirement to Use Services of Company. No Member nor its Affiliates may require any of their respective customers to use the services of the Company. Members and their Affiliates must adhere to and enforce any and all policies and procedures adopted by the Company to adhere to federal, state and local laws, including but not limited to RESPA.

10.13   Budget Process. At least 60 days prior to the end of each Fiscal Year of the Company, MJV shall begin working with each Member and the Board of Managers to develop a budget for the Company for such Fiscal Year, which shall include a projection of all expenses to be incurred by the Company in connection with its operations for such Fiscal Year (the **"Budget"**). As set forth in Section 9.4.2, approval of the Budget shall be a decision by the Board of Managers. The business activities of the Company shall be conducted in accordance with the Budget. The Board of Managers may, from time to time, amend the then current Budget in accordance with Section 9.4.2.

10.14   Confidentiality. As a material inducement to entering this Agreement and performing their duties hereunder, BrokCo and the BrokCo Members hereby covenant and agree that they shall not, at any time use for any purpose (other than in connection with this Agreement) or disclose to any third party the nature, character, or content of this Agreement, any of the operating or similar policies, procedures, practices, or systems developed by MJV or Movement Mortgage on behalf of the Company or made available to the Company by MJV, Movement Mortgage or its Affiliates, or any personal information regarding or belonging to customers of MJV, Movement Mortgage or its   Affiliates, each of which constitutes proprietary trade secret information belonging exclusively to MJV, Movement Mortgage and/or its Affiliates, as the case may be (collectively, **"Proprietary Information"**); *provided, however,* that the foregoing shall   not apply if otherwise required (i) by law, (ii) pursuant to court order during the course of litigation after notice to MJV, (iii) for internal communications purposes, including, without limitation, to affiliates of BrokCo, (iv) as necessary for tax, accounting, and other regulatory purposes (v) as necessary or desirable to facilitate procurement of insurance protection; and (vi) as reasonably necessary in the course of soliciting prospective new BrokCo Members. This clause shall not restrict the release of financial statements of the Company by any Member to any third party for regulatory requirements. In this connection, the Members acknowledge and agree that:

10.14.1   all memoranda, lists, policy statements, stratagems, descriptions, records, files, documents, and other materials produced by or on behalf of the Company or made available to the Company by MJV, Movement Mortgage or its Affiliates that either contain Proprietary Information or were prepared using Proprietary Information shall at all times be and remain the sole and exclusive property of MJV, Movement Mortgage or its Affiliates, as the case may be;

10.14.2   reasonable efforts will be undertaken by BrokCo to assure MJV, Movement Mortgage and its Affiliates that no such materials or any copies or reproductions thereof shall be made without the written authorization of MJV, Movement Mortgage or its Affiliates, as the case may be,

10.14.3   the same and contents thereof shall not be divulged to any third parties, and on MJV's request or demand, such Member shall forthwith deliver to MJV all such materials and all copies or reproductions made thereof by such Member. The provisions of this Section 10.14.3 shall survive the termination of this Agreement and the dissolution or liquidation of the Company.

10.14.4   MJV will hold in confidence all documents and information concerning the Members and their Affiliates furnished to it and its representatives in connection with this Agreement. MJV will not release or disclose such information to any other person, except as required by law or in connection with any proceedings to enforce or construe this Agreement and except its advisers in connection with this Agreement, with the same undertaking from such advisers. If the Company does not commence operation, such confidence shall be maintained, and such information shall not be used in competition with any Member, unless MJV can show that that such information was previously known to MJV, in the public domain, or later acquired from other legitimate sources. Upon request, all such documents and any copies thereof and extracts therefrom shall immediately thereafter be returned to the Member. Upon termination of this Agreement, all confidential documents and information shall be returned to the Member upon completion of the liquidation of the Company.

10.14.5   Access to BrokCo Agreement. MJV shall be afforded an appropriate but limited right of access to the BrokCo Agreement, with the scope of such right to be negotiated by the Members in good faith.

10.15   Dual Employment. No employee of the Company may be simultaneously employed in any capacity with a Member.

10.16   Shared Services. No Member may provide services, equipment, personnel or other support for the Company except and unless it is incident to a valid shared services agreement based upon commercially reasonable arms-length terms for the provision of human resources, accounting, or information technology support, approved by the Company's Manager and independent compliance staff/consultants or legal counsel.

10.17   Arms-Length Transactions. No Member may lend money, co-sign, or otherwise provide financial support except upon commercially reasonable arms-length terms set forth in an arms-length written agreement approved by the Company's Board, its Manager and independent compliance staff/consultants or legal counsel.

SECTION 11
LIMITATIONS ON CONTROL AND LIABILITY

11.1   Limitation on Control. Non-Manager Members shall not take any part whatsoever in, or have any control over, the Company's business, or have any right or authority to act for or bind the Company. A Manager may become a Non-Manager Member by voluntary resignation as a Manager or by a subsequent vote of the Member electing him.

11.2   Liability. No Member shall be liable for any debts or other obligations of the Company in excess of the capital contributed or required to be contributed by that Member.

SECTION 12
DISPOSITION OR TRANSFERABILITY OF UNITS; ISSUANCE OF ADDITIONAL UNITS

12.1   Restrictions on Transfer. No Member shall Transfer any of its Units, and no owner of a Member shall transfer his interest in a Member, except as specifically permitted by the provisions of this Section 12 and with prior written consent of all of the Voting Members of the Company. A purported Transfer or other disposition of interest which is not permitted hereunder shall be given no effect by the Company for any purpose and shall be treated as void *ab initio*.

12.2   RESPA Compliance. No Member may Transfer any Unit(s) to any other Member, and no holding company that is a Member may transfer the interests in said holding company to any other person in such a manner that would violate RESPA. A purported Transfer or other disposition of interest which is not permitted hereunder shall be given no effect by the Company for any purpose and shall be treated as void *ab initio.*

12.3   Procedure Upon Occurrence of Purchase Event. Upon the occurrence of a Purchase Event, the Company shall have the first Purchase Option, exercisable during the 90-day period beginning on the Purchase Event Date, to purchase all or any portion of the Affected Units for the Purchase Price on the Purchase Terms. If any Units have not been the subject of the Corporation's Purchase Option during the foregoing 90 day period, the Non-Affected Members who are Voting Members shall have the Purchase Option, exercisable during the 90 day period beginning on the Purchase Event Date, to purchase all or any portion of the remaining Affected Units for the Purchase Price on the Purchase Terms, on a Pro Rata basis or as they otherwise agree.

12.4   BROKCO Purchase Events Distinguished. The Parties understand and agree that the Purchase Events defined in this Agreement are events that may cause a sale of Units in the Company, not events that may cause a sale of the equity interest in a *Member* of the Company and therefore an indirect sale of Units in the Company. Events that result in an optional or mandatory sale by a BrokCo Member of his BrokCo Interest shall be identified in the BrokCo Agreement and shall include a Cause Event among its purchase events.

12.5   Closing. Closing shall occur not later than 120 days after the Purchase Event Date. At Closing, the selling Member shall deliver to the buyer(s) all documents reasonably requested by the buyer(s) to evidence and reflect the transfer of the Units being sold, which documents shall contain warranties relating to the seller's good and marketable title to, and the absence of any encumbrances on, the Units being transferred.

12.6   Right of First Refusal. If a Voting Member (the "**Disposing Member**") receives a bona fide offer from a third party to purchase all or any portion of its Units (the "**Offered Units**") that the Member wishes to accept, the Disposing Member shall first give written Notice ("**Offer Notice**") to the other Voting Members containing the identity of the prospective purchaser, the purchase price and payment terms, and any other seminal provisions of the proposed sale. Each other Voting Member shall have 60 days from the date of the Offer Notice to notify the Disposing Member that it intends to: (1) purchase all or a portion of the Offered Units under the same terms and conditions as described in the Offer Notice; or (2) dissolve the Company pursuant to Section 15.1 of the Agreement. Unless the other Members notify the Disposing Member that in the aggregate, they intend to purchase all of the Offered Units or to dissolve the Company, the Disposing Member shall be free to sell all of the Offered Units to the prospective purchaser under the terms and conditions of the Offer Notice. If for any reason the Disposing Member does not sell the Offered Units to the prospective purchaser within 90 days after expiration of the aforementioned 60-day period, the sale shall again be subject to the requirements of this Section 12.6. If in the aggregate the other Members notify the Disposing Member that they intend to purchase more than all the Offered Units, the right to purchase the Offered Units shall be allocated among such other Members on a Pro Rata basis.

12.7   Non-Voting Member Interest. A Non-Voting Member may be expelled from the Company upon the majority vote of the Board if such Non-Voting Member (i) breaches this Agreement; (ii) commits theft, fraud, or gross negligence against the Company or any other Member; or (iii) resigns or is terminated from their current employment, in which case such expelled Non-Voting Member shall no longer be a Member and shall be deemed an assignee of its Units for all purposes, with no right to any payment or distribution other than the initial Capital Contribution of the Non-Voting Member.

<h2>SECTION 13</h2>
<h2>REPRESENTATIONS AND WARRANTIES OF MEMBERS</h2>

Each Member warrants and represents to the other Member as of the Effective Date as follows:

13.1   Such Member either (i) is an "accredited investor" (as defined in Rule 501(a) of Regulation D of the Securities and Exchange Commission promulgated under the Securities Act) or (ii) is not an "accredited investor" but either alone or with its purchaser representative(s) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the prospective investment in the Company;

13.2   Such Voting Member is a corporation or other organization duly incorporated or organized, validly existing, and in good standing under the laws of its state of incorporation or organization and has the requisite corporate power and authority to carry on its business and operations as now being conducted;

13.3   Such Member has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement, and the execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate or other action on the part of such Member;

13.4   Assuming due execution by the other Member, this Agreement constitutes the valid and legally binding obligation of such Member, enforceable against such Member in accordance with its terms;

13.5   Neither the execution, delivery, or performance hereof nor the consummation of any of the transactions contemplated hereby by such Member (i) violates or conflicts with such Member's Articles or Certificate of Incorporation, Bylaws, or other organizational document, (ii) violates or conflicts with any judgment, order, or decree of any court or other governmental body binding upon such Member, (iii) conflicts with or results in any breach of or default under, permits any party to accelerate any rights under or terminate, or results in the creation of any lien, charge, or encumbrance pursuant to any provision of any material contract, indenture, mortgage, lease, franchise, license, permit, authorization, instrument, or agreement of any kind to which such Member is a party or by which such Member is bound or to which its Property is subject, or (iv) requires the consent or approval of any other Person other than consents or approvals that already have been obtained; and

13.6   There are no claims for brokerage or other commissions or finder's or other similar fees in connection with the transactions covered by this Agreement insofar as such claims shall be based on arrangements or agreements made by or on behalf of such Member.


SECTION 14
INDEMNIFICATION PROVISIONS


14.1   Indemnification by Members.

14.1.1 Each Member shall indemnify the Company and the other Members, the Managers, and their respective officers, Managers, shareholders, members, partners, Affiliates, agents, and employees (each a **"Member Indemnified Person"**) against, and hold each Member Indemnified Person harmless from, its proportionate share of all damages and expenses suffered or incurred by any Member Indemnified Person in connection with undertaking an investigation of the facts relating to any claim or demand made against such Member Indemnified Person to which this indemnity relates, or in the defense of any such claim or demand, or any damages paid or payable by such Member Indemnified Person, that they or any of them may hereafter suffer, incur, pay, lay out, or otherwise be put to for or in connection with or by reason of any one or more of the following as it relates to their obligations to the Company:

(a) Any breach or default by such Member in the performance of any of its covenants, duties, or obligations arising hereunder;

(b) Any unauthorized act by such Member on behalf of the Company; or

(c) Any violation by such Member, or its causing any violation by the Company, of any (x) state or federal law, including RESPA, (y) rule or regulation of any Licensing Authority, or (z) rule, regulation, or policy of, or any material terms of any agreement with, HUD, the Federal Home Loan Mortgage Corporation, Federal National Mortgage Association, Government National Mortgage Association, Department of Veterans' Affairs, FHA, OCC, or any other party with which the Company has an agreement.

(d) Notwithstanding anything to the contrary contained in this Agreement, with respect to any claims arising under this Agreement, the parties hereto hereby waive any and all claims for consequential, incidental or punitive damages arising out of or in connection with this Agreement or the transactions contemplated hereby.

(e) The provisions of this Section 14 shall survive the termination of this Agreement and the dissolution or liquidation of the Company.

SECTION 15
DISSOLUTION OF THE COMPANY

15.1   Events of Dissolution. The Company shall be dissolved upon the first to occur of any of the following events:

     15.1.1 At such time as the Managers determine;

     15.1.2 Upon the sale or other disposition of all or substantially all of the assets of the Company;

     15.1.3 Upon the occurrence of any other event causing a dissolution of the Company under the Uniform Act; or

     15.1.4 Upon the option set forth resulting from a Right of First Refusal as listed in Section 12.6.

Provided, however, that notwithstanding any provision in this Agreement to the contrary, the Company shall not dissolve or liquidate until any and all FHA insured mortgages it holds, or services have been transferred to another FHA approved mortgagee.

15.2   Administration of Dissolution. Upon a dissolution of the Company requiring the winding-up of its affairs, the Managers (or if no Manager is then acting as such, a special liquidator appointed by a majority-in-interest of the Members) shall wind up its affairs and the Company shall be liquidated.

SECTION 16
LIQUIDATION OF THE COMPANY

16.1   Priorities. Upon a dissolution of the Company requiring the winding up of its affairs, the Managers or, if there be none, a special liquidator appointed by a majority- in-interest of the Units, shall wind up the Company's affairs by completing any business then in progress, selling or otherwise liquidating its assets within a reasonable period of time and to the extent practicable, and applying its funds and remaining assets in the following order of priority:

     16.1.1 First, the expenses of liquidation and the liabilities of the Company (excluding all obligations owed to Members) shall be paid or adequate provisions therefore shall be made;

     16.1.2 Thereafter, the balance, if any, shall be distributed among the Members having positive Capital Account balances as of the date of distribution, pursuant to Regulations, in proportion to such Capital Accounts, after taking into account all Capital Account adjustments under this Agreement with respect to the taxable year during which the distribution occurs. Distributions to Members pursuant to this Section 13 shall be made by the end of the taxable year of the liquidation, or if later, 90 days after the date of the liquidation.

SECTION 17
BOOKS, REPORTS & BANKING

17.1   <u>Books</u>. Full and accurate books and records of the Company shall be maintained at the Company's principal place of business, showing all receipts and expenditures, assets and liabilities, profits and losses and all other records necessary for recording the Company's business and affairs.

17.2   <u>Fiscal Year and Tax Year</u>. The Company's Fiscal Year and tax year shall be the calendar year.

17.3   <u>Bank Accounts</u>. All receipts, funds and income of the Company shall be deposited in the name of the Company in such banks as the Managers determine.

17.4   <u>Financial Statements</u>. The Company shall deliver to all Members copies of its quarterly, internally prepared, financial statements within 45 days of the end of each calendar quarter. The Company shall also provide each Member with a copy of any financial statements prepared on behalf of the Company.

17.5   <u>Inspection</u>. Each Member or its authorized representative may, at such Member's sole expense, examine any of the books, records and assets of the Company during normal business hours upon reasonable notice.

SECTION 18
MISCELLANEOUS

18.1   <u>Entire Understanding</u>. This Agreement contains the entire understanding and agreement of the Members. Any inconsistent or further promise, condition, representation or warranty, expressed or implied, which not set forth in this Agreement shall not be binding upon the parties.

18.2   <u>Amendments</u>. This Agreement may be amended by a simple majority vote of stockholders.

18.3   <u>Waiver</u>. A waiver of compliance with any of the terms and conditions of this Agreement shall not be considered a modification, cancellation or waiver of such terms and conditions or of any preceding or succeeding breach of this Agreement unless expressly so stated.

18.4   <u>Governing Law</u>. This Agreement shall be governed by the laws of the State of Delaware.

18.5   <u>Benefits and Obligations</u>. The covenants and agreements herein contained shall inure to the benefit of, and be binding upon, the parties hereto and their respective heirs, administrators, legal representatives, successors and assigns. No provision of this Agreement shall inure to the benefit of, or be enforceable by, any creditors, contractors or other third parties.

18.6   Counterparts. This Agreement may be executed in several counterparts, and all so executed shall constitute one agreement, binding on all of the parties hereto notwithstanding that all the parties have not signed the original or the same counterpart.

18.7   Gender and Number. Words importing a particular gender shall include every other gender and words importing the singular shall include the plural and vice- versa, unless the context clearly indicates otherwise.

18.8   Including. The use of the word "including" shall be construed to mean "including but not limited to".

18.9   Disputes. The Members agree to take all reasonable steps, including their good faith participation in non-binding mediation, to resolve disputes between the Members without resorting to arbitration. The Members agree to submit to binding arbitration any and all claims, disputes and controversies between or among them (and their respective employees, officers, Managers, attorneys, and other Agents) that cannot   be resolved without arbitration. Should the need arise for such arbitration, the Members agree that the determination of the arbitrator shall be final and shall not be capable of being appealed to any other court or forum of resolution. The demand for arbitration shall be made within a reasonable time after the claim, dispute, difference or controversy or other matter in question has arisen, and in any event shall not be made after the date when institution of legal or equitable proceedings, based on such claim, dispute, difference or controversy or other matter in question, would be barred by the applicable statute of limitations. Arbitration under this Agreement shall be governed by the United States Arbitration Act (Title 9 of the U.S. Code) and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association ("**AAA**").


SECTION 19
<u>NOTICES</u>


All notices and other communications required or permitted to be given or delivered hereunder (each a **"Notice"**) shall be in writing and shall be deemed to have been given on the postmark date of mailing by United States mail, postage prepaid, registered or certified, return receipt requested, addressed to the Company or the Members intended at the address set forth below or such other address may be designated by notice given to the other parties in the manner aforesaid:

        (1)   If to the Company:
                Process Mortgage, LLC
                575 Lynnhaven Pkwy, Ste 102
                Virginia Beach, VA 23452

                With a copy to:
                Daniella Casseres, Esq. Offit Kurman, P.A.
                535 Fifth Avenue, Suite 2545
                New York, New York 10017

        (2)   If to any Member, to the most recent address of the Member which is known to the Company.

IN WITNESS WHEREOF, this Agreement has been duly executed by the Members as of the date first written above.

Processing, LLC



By: Chantel Ray Finch

MOVEMENT JOINT VENTURES, LLC

_____

By: William Harris

CAMX2, LLC

_____

By: Ignacio Metcalf

L.I.F.E. Events, LLC

_____

By: Kenneth Register

IN WITNESS WHEREOF, this Agreement has been duly executed by the Members as of the date first written above.

Processing, LLC

_____

By: Chantel Ray Finch

MOVEMENT JOINT VENTURES, LLC



By: William Harris

CAMX2, LLC



By: Ignacio Metcalf

L.I.F.E. Events, LLC



By: Kenneth Register

LIMITED LIABILITY COMPANY AGREEMENT OF
PROCESS MORTGAGE, LLC
EFFECTIVE May 1, 2019

SCHEDULE #1 – CAPITAL CONTRIBUTIONS AND UNITS AS OF EFFECTIVE DATE

Member	Capital Contribution	TOTAL OWNERSHIP PERCENTAGE	Voting Units	Non-Voting Units	Initial
Processing	$25,000	50%	39	11	
MJV	$23,000	43%	43	0	
CAMX2	$1,000	2%	0	2	
L.I.F.E.	$2,500	5%	0	5	
TOTALS	$50,000	100%			

- Note: The economics of the above referenced structure will be that **Processing** will receive 50% of any distributable profits (39% from the voting units + 11% from the non-voting units), **MJV** will receive 43%, **CAMX2** will receive 2%, and **L.I.F.E** will receive 5%.

EXAMPLE: If after Month 1 of PROCESS Mortgage, LLC existence there is $10,000 in distributable profit per the Operating Agreement said $10,000 will be allocated as follows:

MJV	$ 4,300	43%
Processing	$ 5,000	50%
CAMX2	$ 200	2%
L.I.F.E.	$ 500	5%

TOTAL:	$10,000	100%

LIMITED LIABILITY COMPANY AGREEMENT OF
PROCESS MORTGAGE, LLC
EFFECTIVE May 1, 2019

SCHEDULE #1 – CAPITAL CONTRIBUTIONS AND UNITS
AS OF EFFECTIVE DATE

Member	Capital Contribution	TOTAL OWNERSHIP PERCENTAGE	Voting Units	Non-Voting Units	Initial
Processing	$25,000	50%	39	11	
MJV	$23,000	43%	43	0	
CAMX2	$1,000	2%	0	2	
L.I.F.E.	$2,500	5%	0	5	
TOTALS	$50,000	100%			

- Note: The economics of the above referenced structure will be that **Processing** will receive 50% of any distributable profits (39% from the voting units + 11% from the non-voting units), **MJV** will receive 43%, **CAMX2** will receive 2%, and **L.I.F.E** will receive 5%.

EXAMPLE: If after Month 1 of PROCESS Mortgage, LLC existence there is $10,000 in distributable profit per the Operating Agreement said $10,000 will be allocated as follows:

MJV	$ 4,300	43%
Processing	$ 5,000	50%
CAMX2	$ 200	2%
L.I.F.E.	$ 500	5%
TOTAL:	$10,000	100%